pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture/ pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement

Vancouver BC,  July 20, 2017:  Pacific Booker Minerals Inc. is pleased to announce the intent to complete a non-brokered private placement consisting of approximately 1,000,000 units (“Units”) for total proceeds of $500,000.  The units consist of one share at a purchase price of $0.50 and one warrant to purchase an additional share at a price of $1.00 exercisable for a period of 24 months from the date of issuance.  If, at any time, the Common Shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the warrant holders and the Warrants would expire on the 30th day after the date on which notice is given by the Company.  All securities issued will be subject to a four-month hold period from closing.  The proceeds will be used for general working capital.  No finder’s fee or commission will be payable for this private placement.  The private placement is subject to regulatory approval by the TSX Venture Exchange.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this release.  This release includes certain statements that may be deemed “forward-looking statements”.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.